Page 1 of 28 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       COMMERCIAL BANCSHARES, INCORPORATED
     -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   201143 10 4
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                           Edward M. George, President
                                 Wesbanco, Inc.
                                   Bank Plaza
                               Wheeling, WV 26003
                                 (304) 234-9202
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 1997
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO. 201143 10 4                                         Page 2 of 28 pages
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                                 Schedule 13D



1.  NAME OF REPORTING PERSON                                      Wesbanco, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                55-0571723

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  /   /
     (b)  /   /

3.  SEC USE ONLY




4.  SOURCE OF FUNDS                                                       BK, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                             /   /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           West Virginia

    NUMBER OF SHARES        7. SOLE VOTING POWER                        4,210(1)
   BENEFICIALLY OWNED       8. SHARED VOTING POWER                          0(1)
    BY EACH REPORTING       9. SOLE DISPOSITIVE POWER                   4,210(1)
       PERSON WITH         10. SHARED DISPOSITIVE POWER                     0(1)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       4,210(1)



12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                /   /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0%(2)

14.   TYPE OF REPORTING PERSON                                                HC

----------------------

(1) The Reporting Person has entered into a Stock Option Agreement dated as of September 12, 1997 covering 321,620 shares of Commercial Common Stock (as defined herein) or approximately 16.6% of the shares that would be outstanding following the exercise thereof. Unless and until the option granted thereunder is exercised, the Reporting Person disclaims beneficial ownership of the shares covered thereby.

(2)   The 4,210 shares of Commercial  Common Stock (as defined  herein) owned by
the  Reporting  Person  represents .002% of the  total  outstanding   shares  of
Commercial Common Stock.


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CUSIP NO. 201143 10 4                                         Page 3 of 28 pages
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            This  Schedule 13D is being filed in  connection  with the Letter of
Agreement dated September 12, 1997 (the "Letter Agreement"), between Wesbanco, Inc., a West Virginia corporation ("Wesbanco") and Commercial Bancshares, Incorporated, a West Virginia corporation ("Commercial"), pursuant to which Commercial will be merged with and into a newly formed subsidiary of Wesbanco and the outstanding Common Stock, par value $5.00 per share of Commercial ("Commercial Common Stock"), will be converted into shares of common stock of Wesbanco. In connection with the transactions contemplated by the Letter Agreement, Wesbanco and Commercial entered into an Option Agreement dated as of September 12, 1997 (the "Option Agreement") pursuant to which Commercial granted Wesbanco an option to purchase up to 321,620 shares of Commercial Common Stock at an exercise price of $50.00 per share, with the number of shares and exercise price subject to adjustment in certain circumstances as provided therein.

            COPIES OF THE LETTER AGREEMENT AND THE OPTION AGREEMENT ARE ATTACHED HERETO AS EXHIBIT 1 AND EXHIBIT 2, RESPECTIVELY, AND ARE INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTIONS OF THE LETTER AGREEMENT AND THE OPTION AGREEMENT CONTAINED IN THIS SCHEDULE 13D ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH EXHIBITS.


Item 1.     Security and Issuer

            The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $5.00 per share, of Commercial
Bancshares, Incorporated. The principal executive offices of Commercial Bancshares, Incorporated are located at 415 Market Street, Parkersburg, West Virginia 26101.


Item 2.     Identity and Background

            This statement is being filed by on behalf of Wesbanco, Inc., a West Virginia corporation. The principal executive offices of Wesbanco are located at Bank Plaza, Wheeling, West Virginia 26003. Wesbanco is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

            Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of Wesbanco: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the directors and executive officers of Wesbanco identified on Annex I are United States citizens.

            During the last five years, neither Wesbanco nor, to the knowledge of Wesbanco, any of the persons named in Annex I (i) has been convicted in a criminal proceeding (excluding




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CUSIP NO. 201143 10 4                                         Page 4 of 28 pages
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traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

            Pursuant to the Option Agreement, Commercial granted Wesbanco an option to purchase up to 321,620 shares of Commercial Common Stock (the "Option"), subject to adjustment in certain circumstances as provided therein. The exercise price under the Option Agreement is $50.00 per share, subject to adjustment as provided therein, and the aggregate amount of funds required to exercise the Option in full would be $16,081,000. If and when the Option is exercised, Wesbanco's source of funds would be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.


Item 4.     Purpose of Transaction

            Wesbanco and Commercial have entered into the Letter Agreement, which contemplates the merger ("Merger") of Commercial with and into a newly-formed subsidiary of Wesbanco. Pursuant to the Letter Agreement, each share of Commercial Common Stock outstanding on the effective date of the Merger would be converted into 2.85 shares of the common stock, par value $2.0833 per share of Wesbanco ("Wesbanco Common Stock"). Consummation of the transactions contemplated by the Letter Agreement are subject to the satisfaction of certain conditions precedent, including among other things, the negotiation of a definitive agreement and plan of merger.

            Wesbanco has entered into the Option Agreement in order to facilitate consummation of the Merger and the other transactions contemplated by the Letter Agreement. See also Item 6 hereof for a description of certain other provisions of the Letter Agreement and the Option Agreement.

            If the Merger is consummated, the separate corporate existence of Commercial shall cease, and all outstanding shares of Commercial Common Stock will be converted into Wesbanco Common Stock. As a result, Commercial Common Stock will cease to be authorized, to be quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

            Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D, Wesbanco does not now have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j), inclusive of Item 4 of Schedule 13D.



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CUSIP NO. 201143 10 4                                         Page 5 of 28 pages
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Item 5.     Interest in Securities of the Issuer

            The 321,620 shares of Commercial Common Stock subject to the Option represent approximately 16.8% of the 1,937,807 shares of Commercial Common Stock that would be issued and outstanding upon exercise of the Option in full. Unless and until the Option is exercised, Wesbanco disclaims beneficial ownership of the shares of Commercial Common Stock subject to the Option. Accordingly, Wesbanco has no voting rights with respect to the shares of Commercial Common Stock subject to the Option.

            As of the date hereof, Wesbanco holds an aggregate of 4,210 shares of Commercial Common Stock. The shares were purchased on various dates through a registered broker on the open market. Two such purchases were made within the last 60 days of the date hereof. On August 13, 1997 Wesbanco purchased on the open market through a registered broker, 200 shares of Commercial Common Stock for $46.90 a share. Another purchase was made on August 7, 1997 on the open market through a registered broker, of 1,500 shares of Commercial Common Stock at a purchase price of $46.65 per share. Wesbanco has the sole power to vote and the sole power to dispose of the 4,210 shares of Commercial Common Stock owned by it.

            Except as otherwise described herein, neither Wesbanco, nor to the best of Wesbanco's knowledge, any of the persons listed on Annex I hereto, has effected any transaction with respect to Commercial Common Stock within the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement

            A description of selected provisions of the Letter Agreement is set forth below. Such description is qualified in its entirety by reference to the Letter Agreement filed as Exhibit 1 hereto, which is incorporated by reference herein in its entirety.

            The Letter Agreement provides that, on the effective date of the Merger, each share of Commercial Common Stock outstanding immediately prior to such date will be converted into 2.85 shares of Wesbanco Common Stock. The Letter Agreement provides that Commercial, except for shares that may become issuable pursuant to the Option Agreement and except for a minimum of 116,000 shares and maximum of 142,000 shares issuable by Commercial in a proposed acquisition of another bank holding company, will not issue any shares of Commercial Common Stock or grant any options for Commercial Common Stock or preferred stock.

            The Letter Agreement provides that the Merger is subject to the satisfaction of certain conditions precedent, including (a) negotiation of a definitive agreement and plan of



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CUSIP NO. 201143 10 4                                         Page 6 of 28 pages
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merger; (b) completion of due diligence  investigations  reasonably satisfactory to Wesbanco and Commercial within 14 days of the Letter Agreement; (c) receipt of all necessary contractual, creditor and regulatory approvals for the Merger and expiration of all waiting periods required by law; (d) compliance with the Securities Act of 1933, as amended, and applicable state securities laws, including filing a registration statement with the Securities and Exchange Commission; (e) compliance with all applicable federal and state laws and regulations concerning the Merger, the absence in all orders, decrees or advisory letters of regulatory authorities concerning the Merger of any conditions reasonably deemed objectionable to Wesbanco and the absence of any actual or threatened litigation under federal antitrust laws; (f) receipt of certain tax opinions; (g) the taking by Wesbanco and Commercial of all necessary corporate and shareholder action; (h) receipt by Wesbanco of certain accounting letters; and (i) receipt by Commercial of a fairness opinion from its financial advisor. Wesbanco's obligations to consummate the Merger are also subject to the condition that there be no material adverse change in the financial and other conditions of Commercial since June 30, 1997.

            The Letter Agreement may be terminated by either Wesbanco or Commercial if a definitive agreement and plan of merger is not executed by September 30, 1997, or if the Merger is not consummated by March 31, 1998, or if the market value (as to be defined in the definitive agreement), of Wesbanco Common Stock falls below $25 per share. During the term of the Letter Agreement, Commercial may not solicit or initiate discussions, negotiations or agreements with any person or entity other than Wesbanco concerning a merger, share exchange, acquisition or other business combination or change in control of Commercial.

Option Agreement

            A description of selected provisions of the Option Agreement is set forth below. Such description is qualified in its entirety by reference to the Option Agreement filed as Exhibit 2 hereto, which is incorporated by reference herein in its entirety.

            The Option Agreement provides for the purchase by Wesbanco of up to 321,620 shares of Commercial Common Stock at an exercise price of $50.00 per share (the "Option Price"); provided, however, that in the event Commercial issues or agrees to issue any shares of Commercial Common Stock (other than as permitted under the Letter Agreement) at a price less than $50.00 per share, the exercise price shall be equal to such lesser price. In the event of any change in Commercial Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and/or the purchase price per share, shall be adjusted appropriately. Also, in the event that any additional shares of Commercial Common Stock are issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement), the number of shares of Commercial Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Commercial Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option.

            Provided that Wesbanco is not in material breach of the agreements and covenants contained in the Letter Agreement, Wesbanco may exercise the Option only upon the occurrence



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CUSIP NO. 201143 10 4                                         Page 7 of 28 pages
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of certain events (each, a "Purchase Event"). The Option Agreement provides that a Purchase Event shall mean the occurrence of any of the following events after the date of execution of the Option Agreement: (i) any person (other than Wesbanco, an affiliate thereof, Commercial or any Commercial subsidiary) shall have commenced a bona fide tender or exchange offer to purchase shares of Commercial Common Stock such that upon consummation of such offer such person would own or control 15% or more of the outstanding shares of Commercial Common Stock; (ii) any person (other than Commercial or any Commercial subsidiary), other than in connection with a transaction to which Wesbanco has given its prior written consent, shall have filed an application or notice with any federal or state regulatory agency for clearance or approval, to (x) merge, consolidate or enter into any similar transaction with Commercial or any of its subsidiaries, (y) purchase, lease or otherwise acquire all or substantially all of the assets of Commercial or any of its subsidiaries, or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 51% or more of the voting power of Commercial or any of its subsidiaries; (iii) any other person (other than Wesbanco, an affiliate thereof, Commercial, any subsidiary thereof, or any Wesbanco subsidiary or Commercial subsidiary in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Commercial Common Stock; (iv) any person (other than Commercial or any of its subsidiaries) shall have made a bona fide proposal to Commercial by public announcement or written communication that is or becomes the subject of public disclosure to (x) acquire Commercial or any of its subsidiaries by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or (y) make an offer described in clause (i) above; or (v) Commercial shall have willfully breached
Section 7.21(d) of the definitive agreement and plan of merger being negotiated by Wesbanco and Commercial which breach would entitle Wesbanco to terminate the definitive agreement and plan of merger and such breach shall not have been cured prior to the date on which Wesbanco shall notify Commercial of its intent to exercise the Option.

            The Option may be exercised in whole or in part, at one or more closings, and may be exercised at any time if a Purchase Event shall have occurred and be continuing and before the Option Agreement is terminated. The Option Agreement provides that to the extent that it shall have not been exercised, the Option shall terminate (a) on the effective date of the Merger;
(b) upon the termination of either of the Merger Agreement in accordance with the respective provisions thereof (other than a termination resulting from a willful breach by Commercial of Section 7.21(d) of the definitive agreement and plan of merger or following the occurrence of a Purchase Event, failure of Commercial's shareholders to approve the agreement and plan of merger by the vote required under applicable law); or (c) six months after termination of the agreement and plan of merger due to a willful breach by Commercial of Section 7.21(d) of the definitive agreement and plan of merger or, following the occurrence of a Purchase Event, failure to Commercial's shareholders to approve the definitive agreement and plan of merger by the vote required under applicable law.

            If at any time during the eighteen months immediately following the first purchase of shares of Commercial Common Stock pursuant to the Option, Wesbanco desires to sell, assign, transfer or otherwise dispose of all or any of the shares of Commercial Common Stock acquired by it pursuant to the Option, it will offer Commercial an opportunity to purchase such shares on




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CUSIP NO. 201143 10 4                                         Page 8 of 28 pages
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the same  terms  and  conditions  and at the same  price  at which  Wesbanco  is proposing to transfer such shares to a third party, subject to the provisions and exceptions set forth in the Option Agreement.

            Upon the consummation of a Purchase Event such that (i) a merger, consolidation, purchase, lease or acquisition of all or substantially all of the assets of Commercial, purchase or other acquisition of securities representing 51% or more of the voting power of Commercial or any subsidiary of Commercial has been consummated, or (ii) a willful breach under Section 7.21(d) of the definitive agreement and plan of merger has occurred so that Wesbanco would be entitled to terminate such agreement, and prior to the expiration of the Option in accordance with the terms of the Option Agreement, at the request of Wesbanco, Commercial shall repurchase the Option from Wesbanco at a price equal to the difference between the market/offer price (as defined in the Option Agreement) for shares of Commercial Common Stock and the Option Price, multiplied by the number of shares for which the Option being surrendered hereunder may then be exercised but only if the market/offer price is greater than the Option Price.

            The Option Agreement provides that at the request of Wesbanco, Commercial will file a registration statement in order to permit the sale or other disposition of the shares of Commercial Common Stock that have been acquired upon exercise of the Option with the intended method of sale or other disposition requested by Wesbanco. Commercial will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions.

            Christopher V. Criss, a member of Wesbanco's Board of Directors is the President and Chief Executive Officer, a Director and a shareholder of Atlas Towing Co. ("Atlas"). Atlas is the holder of 39,023 shares of Commercial Common Stock representing 2.0% of the total outstanding shares of Commercial Common Stock. Also, Mr. Criss's brother, A. Vernon Criss, III, is a member of Commercial's Board of Directors and a shareholder of Atlas as well. Atlas has the sole power to vote and the sole power to dispose of the 39,023 shares of Commercial Common Stock owned by it.

            Other than pursuant to the provisions of the Letter Agreement and the Option Agreement described in this Schedule 13D, except for Commercial Common Stock to be issued in connection with a proposed acquisition, and as otherwise described herein, neither Wesbanco nor any of the persons named in Annex I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Commercial, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.     Material to Be Filed as Exhibits.

Exhibit No.             Description

1. Letter Agreement and Plan of Merger, dated as of September 12, 1997, between Wesbanco, Inc. and Commercial Bancshares, Incorporated (filed herewith).

2. Stock Option Agreement dated September 12, 1997, between Wesbanco, Inc. and Commercial Bancshares, Incorporated (filed herewith).


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CUSIP NO. 201143 10 4                                        Page 10 of 28 pages
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                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              WESBANCO, INC.



                              By: /s/ Paul M. Limbert
                                 ---------------------------------------------
                                    Paul M. Limbert
                                    Executive Vice President - Credit
                                    Administration and Chief Financial Officer

Date:  September 22, 1997

                                    ANNEX I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                WESBANCO, INC.


EXECUTIVE OFFICERS:

NAME AND PRESENT
PRINCIPAL OCCUPATION                BUSINESS OR RESIDENTIAL ADDRESS:

James C. Gardill                    Bank Plaza
Chairman of the Board               Wheeling, WV  26003
Wesbanco, Inc.

Robert H. Martin                    Bank Plaza
Vice Chairman                       Wheeling, WV  26003
Wesbanco, Inc.

Edward M. George                    Bank Plaza
President and Chief Executive       Wheeling, WV  26003
Officer
Wesbanco, Inc.

Paul M. Limbert                     Bank Plaza
Executive Vice President-Credit     Wheeling, WV  26003
   Administration and Chief
   Financial Officer
Wesbanco, Inc.

Dennis P. Yaeger                    Bank Plaza
Executive Vice President and        Wheeling, WV  26003
   Chief Operating Officer
Wesbanco, Inc.

John W. Moore, Jr.                  Bank Plaza
Senior Vice President-Human         Wheeling, WV  26003
   Resources
Wesbanco, Inc.

Jerome B. Schmitt                   Bank Plaza
Senior Vice President -             Wheeling, WV  26003
Investments
Wesbanco, Inc.

Larry L. Dawson                     Bank Plaza
Vice President                      Wheeling, WV  26003
Wesbanco, Inc.

EXECUTIVE OFFICERS:

NAME AND PRESENT
PRINCIPAL OCCUPATION                BUSINESS OR RESIDENTIAL ADDRESS:


Jerry A. Halverson                  Bank Plaza
Vice President                      Wheeling, WV  26003
Wesbanco, Inc.

Edward G. Sloane                    Bank Plaza
Vice President-Data Processing      Wheeling, WV  26003
Wesbanco, Inc.




DIRECTORS:

NAME AND PRESENT
PRINCIPAL OCCUPATION:               BUSINESS OR RESIDENTIAL ADDRESS:

Frank K. Abruzzino                  P. O. Box 2190
Lawyer                              Bank One Center
Steptoe & Johnson                   Clarksburg, WV  26302

James E. Altmeyer                   1400 Eoff Street
President                           Wheeling, WV  26003
Altmeyer Funeral Homes, Inc.

Earl C. Atkins                      P. O. Box 40
President                           Morgantown, WV  26505
City Neon, Inc.

Charles J. Bradfield                62170 Birch Drive
Retired                             Barnesville, OH  43713

Ray A. Byrd                         1000 Mull Center
Lawyer                              Wheeling, WV  26003
Schrader Byrd, Companion & Gurley

R. Peterson Chalfant                Suite 3, Ohio Valley Towers
Lawyer, Partner                     P. O. Box 39
Chalfant, Henderson & Dondzila      Steubenville, OH  43952

DIRECTORS:

NAME AND PRESENT
PRINCIPAL OCCUPATION:               BUSINESS OR RESIDENTIAL ADDRESS:

Christopher V. Criss                P. O. Box 1632
President & Chief Executive         Parkersburg, WV  26101
Officer
Atlas Towing Co.

Stephen F. Decker                   P. O. Box 1152
Executive Vice President            Fairmont, WV  26554
Wesbanco Bank Fairmont

James D. Entress                    5200 N. Ocean Drive
Retired                             Apt. 201 Corniche
                                    Singer Island, FL  33404

Ernest S. Fragale                   1130 Johnson Avenue
President                           Bridgeport, WV  26330
Wesbanco Mortgage Company

Roland L. Hobbs                     39 Shawnee Hills
Chairman                            Wheeling, WV  26003
Wheeling Park Commission

John W. Kepner                      1308 Chapline Street
Mortician, President                Wheeling, WV  26003
Kepner Funeral Homes, Inc.

Frank R. Kerekes                    P. O. Box 1152
President and Chief Executive       Fairmont, WV  26554
Officer
Wesbanco Bank Fairmont, Inc.

George M. Molnar                    3877 Palisades Drive
Retired                             Weirton, WV  26062

Eric Nelson                         P. O. Box 186
President                           Charleston, WV  25321
Nelson Enterprises (investments)

Melvin C. Snyder, Jr.               P. O. Box 39
Lawyer                              Kingwood, WV  26537

Joan C. Stamp                       21 Bethany Pike
                                    Wheeling, WV  26003

DIRECTORS:

NAME AND PRESENT
PRINCIPAL OCCUPATION:               BUSINESS OR RESIDENTIAL ADDRESS:

Carter W. Strauss                   35th & McColloch Streets
President                           Wheeling, WV  26003
Strauss Industries, Inc.

Reed J. Tanner                      P. O. Box 1556
Certified Public Accountant,        Morgantown, WV  26507
Partner
Tanner & Tanner

John A. Welty                       76-16th Street
Secretary-Treasurer                 Wheeling, WV  26003
Welty Buick, Pontiac, GMC Truck

William E. Witschey                 North and Main Streets
President                           New Martinsville, WV  26155
Witschey's Market, Inc.

                                 EXHIBIT INDEX

Exhibit No.                        Description                       Page

1. Letter of Intent, dated as of September 12, 1997 between Wesbanco, Inc. and Commercial Bancshares,
             Incorporated

2.           Stock Option Agreement, dated as of September 12,
             1997, between Wesbanco, Inc. and Commercial Bancshares
             Incorporated

                              September 12, 1997




HIGHLY CONFIDENTIAL

Board of Directors
Commercial Bancshares, Inc.
415 Market Street
Parkersburg, WV  26101

Attention:  William E. Mildren, Jr.
            Chairman of the Board, President
            and Chief Executive Officer

Ladies and Gentlemen:

      On behalf of Wesbanco, Inc. ("Wesbanco"), I am pleased to make the following binding offer to acquire Commercial Bancshares, Inc. ("Commercial") on the terms set forth in this letter.

      1. STRUCTURE; VALUATION AND CONSIDERATION; COMMERCIAL CAPITALIZATION. The transaction would be structured as a statutory merger of Commercial into a newly-formed subsidiary of Wesbanco (the "Merger"). Wesbanco and Commercial would use their best efforts to make the Merger effective on or before January 31, 1998, or, if applicable law or regulatory authorities do not permit the Merger to be effective by this date, as soon as practicable thereafter, but not later than March 31, 1998.

      In the Merger, each share of Commercial common stock shall be converted into the shares of Wesbanco common stock, determined in accordance with the Exchange Ratio. The "Exchange Ratio" shall be 2.85 shares of Wesbanco Common Stock for each share of Commercial Common Stock, subject to adjustment in the event of any stock split, stock dividend or similar event.

      Commercial has 1,616,187 shares of common stock issued and outstanding and no outstanding options to purchase shares of Commercial common stock. Except for shares that may become issuable pursuant to the Stock Option Agreement (referred to below) and a minimum of 116,000 and a maximum of 142,000 shares issuable in Commercial's acquisition of Gateway Bancshares, Inc., no additional shares of Commercial common stock will be issued, and no options for Commercial common stock or Commercial preferred stock will be granted, between the date of this letter and the effective date of the Merger.

      2. STOCK OPTION AGREEMENT. Simultaneously with the execution of this binding letter of agreement, Wesbanco and Commercial are entering into a Stock Option Agreement pursuant to which Commercial will grant Wesbanco an option to purchase 321,620 of its authorized but unissued shares of common stock at $50 cash per share, exercisable in certain events.

      3. CERTAIN CONDITIONS. The Merger would be subject to satisfaction of certain conditions precedent usual for transactions of this type, including the following:

             (a) Negotiation of a definitive agreement and plan of merger (the "Agreement") incorporating the agreements expressed in this letter and other terms and conditions usual for contracts of that type. Wesbanco and Commercial would negotiate the Agreement in good faith, and we believe we should be able to execute the Agreement by September 19, 1997. If we are unable to execute the Agreement by September 30, 1997, however, either Wesbanco or Commercial may terminate this letter of agreement, with no liability one to the other.

             (b)  Completion  of  "due  diligence"   investigations   reasonably
      satisfactory to both parties within 14 calendar days of the execution of this letter.

             (c) Receipt of all necessary contractual, creditor, and regulatory approvals for the Merger, including approvals of the Board of Governors of the Federal Reserve System; the West Virginia Department of Banking; and any other federal or state regulatory authority having jurisdiction over the Merger, and the expiration of all waiting periods required by law.

             (d) Compliance with the requirements of the Securities Act of 1933 and applicable state securities laws, including filing a registration statement covering Wesbanco common stock issuable in the Merger with the Securities and Exchange Commission.

             (e) Compliance with all applicable federal and state laws and regulations concerning the Merger, the absence in all orders, decrees or advisory letters of regulatory authorities concerning the Merger of any conditions or requirements reasonably deemed objectionable to Wesbanco, and the absence of any actual or threatened litigation under federal antitrust laws. Wesbanco and Commercial agree to cooperate in taking all reasonable necessary steps to obtain regulatory and corporate approvals, including, as respects meetings of Wesbanco and Commercial shareholders, the favorable vote of holders of the requisite majority of outstanding Wesbanco and Commercial capital stock.

             (f) The receipt by Wesbanco and Commercial of opinions of counsel to the effect that the Merger constitutes a tax-free reorganization for federal income tax purposes.

             (g) The taking by Wesbanco and Commercial of all corporate action necessary for the Merger by (i) the board of directors and shareholders of Commercial and (ii) the board of directors and shareholders of Wesbanco, as and to the extent required by law and their respective charters and bylaws. Commercial's Board of Directors has approved the financial terms of the Merger.

             (h) Receipt by Wesbanco of an acceptable letter from Ernst & Young, LLP to the effect that the Merger can be accounted for as a "pooling of interests."

             (i) Receipt by Commercial of a "fairness opinion" from Danielson Associates, its financial advisors. Such an opinion has been delivered orally to Commercial's Board of Directors.

      4. INDEMNIFICATION. Wesbanco agrees to provide indemnification to the directors and officers of Commercial following the effective date of the Merger to the same extent as if Commercial were maintaining its separate existence after such time.

      5. NO MATERIAL ADVERSE CHANGE. The obligation of Wesbanco to consummate the Merger would be subject to the condition that, on the effective date of the Merger, since June 30, 1997, there shall have been no material change not previously agreed to by Wesbanco in Commercial's capital structure, dividend policy, material contracts, branches, financial condition, credit policies, loan charge-off policies, reserve requirements and securities portfolio management policies, all to be described in detail in the Agreement.

      6. OTHER PROPOSALS. Between the date of this letter and the earlier of the termination of this letter or the execution of the Agreement, Commercial shall not, and Commercial shall use its best efforts to ensure that its directors, officers and advisors do not, institute, pursue, or, subject to the fiduciary obligations of Commercial's Board of Directors to its shareholders, enter into any discussions, negotiations, or agreements (whether preliminary or definitive) with any person or entity other than Wesbanco contemplating or providing for any merger, share exchange, acquisition, purchase or sale of a significant amount of assets, or other business combination or change in control of Commercial.

      7. EXPENSES. Each party shall bear its own expenses in connection with the implementation of this letter of intent, regardless of whether or not the definitive Agreement is executed.

      8. TERMINATION. The Agreement will provide for the right of either party to elect to terminate the Merger in the event the Merger is not consummated by March 31, 1998, and if the market value (as defined in the Agreement) of Wesbanco stock should fall below $25 per share.

      9. BINDING LETTER OF AGREEMENT. This is a binding letter of agreement that legally commits the parties to the Merger. The parties agree to negotiate in good faith the Agreement, which will contain terms and conditions usual to transactions of this type, and into which this binding letter of agreement will be merged.

                                    Very truly yours,

                                    WESBANCO, INC.



                                    By  /s/ Edward M. George
                                      -----------------------------------
                                         Edward M. George
                                         President and Chief
                                         Executive Officer




      EMS/sls

      Accepted and agreed to pursuant
      to authorization of the Board of
      Directors

      COMMERCIAL BANCHARES, INC.

      By  /s/ Larry G. Johnson
        --------------------------------
            Larry G. Johnson
            Secretary

                          Dated: September 12, 1997

                            STOCK OPTION AGREEMENT


      This STOCK OPTION AGREEMENT ("Option Agreement") dated as of the 12th day of September, 1997, by and between WESBANCO, INC., a West Virginia corporation
("Wesbanco") and COMMERCIAL BANCSHARES, INCORPORATED, a West Virginia corporation ("Commercial").


                                 WITNESSETH:


      WHEREAS, the Boards of Directors of Wesbanco and Commercial have approved a Binding Letter of Intent ("Agreement"), which contemplates the merger of Commercial with and into CBI Corporation, a West Virginia corporation and wholly-owned subsidiary of Wesbanco ("CBI"), with CBI continuing as the surviving corporation; subject to the execution of a definitive merger agreement which the parties agree to negotiate in good faith, and


      WHEREAS, as a condition to Wesbanco's entry into the Agreement and to induce such entry, Commercial has agreed to grant to Wesbanco the option set forth herein to purchase authorized but unissued shares of common stock, par value $5.00 per share of Commercial ("Commercial Common Stock");


      NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:


      1. DEFINITIONS. Capitalized terms which are to be defined in the Merger Agreement and used herein shall have the same meanings as in the Merger Agreement. The parties have prepared a draft of said Merger Agreement and incorporate the referenced provisions of said draft language into this Agreement as if set forth herein verbatim. A copy of said draft Merger Agreement is attached hereto as Exhibit A (hereinafter "Merger Agreement").


      2. GRANT OF OPTION. Subject to the terms and conditions set forth herein, Commercial hereby grants to Wesbanco an option ("Option") to purchase up to 321,620 shares of Commercial Common Stock, at a price of $50.00 per share (the "Option Price") payable in cash as provided in Section 4 hereof; provided, however, that in the event Commercial issues or agrees to issue any shares of Commercial Common Stock (other than as permitted under the Agreement) at a price less than $50.00 per share (as adjusted pursuant to Section 6 hereof), the exercise price shall be equal to such lesser price.

      3.    EXERCISE OF OPTION.


            a. Provided that Wesbanco is not in material breach of the agreements and covenants contained in the Agreement, Wesbanco may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing; provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect (i) on the Effective Date of the Merger or (ii) upon termination of the Merger Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Commercial of Section 7.21(d) of the Merger Agreement or, following the occurrence of a Purchase Event, failure of Commercial's shareholders to approve the Merger Agreement by the vote required under applicable law), or (iii) six months after termination of the Merger Agreement due to a willful breach by Commercial of Section 7.21(d) of the Merger Agreement or, following the occurrence of a Purchase Event, failure of Commercial's shareholders to approve the Merger Agreement by the vote required under applicable law; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.


            b. As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:


                  (i) any person (other than Commercial, any Commercial Subsidiary, Wesbanco or any affiliate of Wesbanco) shall have commenced a bona fide tender or exchange offer to purchase shares of Commercial Common Stock such that upon consummation of such offer such person would own or control 15% or more of the outstanding shares of Commercial Common Stock;


                  (ii) any  person  (other  than  Commercial  or any  Commercial
            Subsidiary), other than in connection with a transaction to which Wesbanco has given its prior written consent, shall have filed an application or notice with any federal or state regulatory agency for clearance or approval, to (x) merge or consolidate, or enter into any similar transaction, with Commercial or any Commercial Subsidiary, (y) purchase, lease or otherwise acquire all or substantially all of the assets of Commercial or any Commercial Subsidiary or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 51% or more of the voting power of Commercial or any Commercial Subsidiary;


                  (iii)  any  person  (other  than  Commercial,  any  Commercial

            Subsidiary, the Commercial Subsidiaries in a fiduciary capacity, Wesbanco, affiliates of Wesbanco or subsidiaries of Wesbanco in a fiduciary capacity) shall have acquired after the date hereof beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Commercial Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);


                  (iv) any  person  (other  than  Commercial  or any  Commercial
            Subsidiary) shall have made a bona fide proposal to Commercial by public announcement or written communication that is or becomes the subject of public disclosure to (x) acquire Commercial or any Commercial Subsidiary by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or
            (y) make an offer described in clause (i) above; or


                  (v) Commercial  shall have willfully  breached Section 7.21(d)
            of the Merger Agreement, which breach would entitle Wesbanco to terminate such Merger Agreement and such breach shall not have been cured prior to the Notice Date (as defined below).


If more than one of the transactions  giving rise to a Purchase Event under this
Section 3(b) is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned. As used in this Option Agreement, "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.


            c. In the event Wesbanco wishes to exercise the Option, it shall send to Commercial a written notice (the date of which being herein referred to as "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase ("Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, Wesbanco shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

      4.    PAYMENT AND DELIVERY OF CERTIFICATES.

            a. At the closing referred to in Section 3(c) hereof, Wesbanco shall pay to Commercial the aggregate purchase price for the shares of Commercial Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Commercial.


            b. At such  closing,  simultaneously  with the  delivery  of cash as provided  in  subsection  (a),  Commercial  shall  deliver  to  Wesbanco a certificate or certificates representing the number of shares of Commercial Common Stock purchased by Wesbanco, and Wesbanco shall deliver to Commercial a letter agreeing that Wesbanco will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.


            c. Certificates for Commercial Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:


                  "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Commercial Bancshares, Incorporated and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Commercial Bancshares, Incorporated. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Commercial Bancshares, Incorporated of a written request."


It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Wesbanco shall have delivered to Commercial a copy of a letter from the staff of the Securities and Exchange Commission, or an opinion of counsel, in form and substance reasonably satisfactory to Commercial, to the effect that such legend is not required for purposes of the Securities Act.


      5. REPRESENTATIONS. Commercial hereby represents, warrants and covenants to Wesbanco as follows:


            a. Commercial shall at all times maintain sufficient authorized but unissued shares of Commercial Common Stock so that the Option may be exercised without authorization of additional shares of Commercial Common Stock.

            b. The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.


      6. ADJUSTMENT UPON CHANGES IN CAPITALIZATION. In the event of any change in Commercial Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Commercial Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of Commercial Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Commercial Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize Commercial to breach any provision of the Merger Agreement.


      7. REGISTRATION RIGHTS. Commercial shall, if requested by Wesbanco, as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Commercial Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by Wesbanco. Wesbanco shall provide all information reasonably requested by Commercial for inclusion in any registration statement to be filed hereunder. Commercial will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. In no event shall Commercial be required to effect more than two registrations hereunder. All expenses of registrations hereunder shall be borne equally by Commercial and Wesbanco. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Commercial of Commercial Common Stock. If requested by Wesbanco, in connection with any such registration, Commercial will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from Wesbanco or assignee thereof under this Section 7, Commercial agrees to send a copy thereof to Wesbanco and to any assignee thereof known to Commercial, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.


      8. SEVERABILITY. If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of Commercial Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of Commercial to allow the holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.


      9.    PUT-BACK RIGHTS.

            a. Upon the consummation of any Purchase Event described in Section 3(b)(ii) or (v) hereof such that (i) a merger, consolidation, purchase, lease or acquisition of all or substantially all of the assets of Commercial, purchase or other acquisition of securities representing 51% or more of the voting power of Commercial or any Commercial Subsidiary has been consummated, or (ii) a willful breach under Section 7.21(d) of the Merger Agreement has occurred so that Wesbanco would be entitled to terminate the Merger Agreement, and prior to the expiration of the Option in accordance with the terms hereof, at the request of Wesbanco, Commercial shall repurchase the Option from Wesbanco at a price (the "Repurchase Price") equal to the difference between the market/offer price (as defined below) for shares of Commercial Common Stock and the Option Price, multiplied by the number of shares for which the Option being surrendered hereunder may then be exercised but only if the market/offer price is greater than the Option Price (the market/offer price is defined as the higher of the price per share at which a tender offer or exchange offer for 51% or more of the voting securities of Commercial has been made and consummated, the price per share actually paid by any third party pursuant to an agreement that has been consummated whereby Commercial has been merged, consolidated with or otherwise acquired by a third party, and the highest closing price for Commercial Common Stock within the four-month period immediately preceding the date Wesbanco gives written notice of the required repurchase of the Option pursuant to this Section
      9). In the event that an exchange offer is made or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for Commercial Common shall be determined by a nationally recognized investment banking firm mutually acceptable to the parties hereto.


            b. Wesbanco may exercise its right to require Commercial to repurchase the Option pursuant to this Section 9 by giving Commercial written notice of its exercise of its repurchase right in accordance with the provisions of this Section 9. Subject to the last proviso of paragraph 9(c) below, as promptly as practicable, and in any event within five business days after the receipt of such notice or notices relating thereto, Commercial shall deliver or cause to be delivered to Wesbanco the Repurchase Price for the Option or the portion thereof which Commercial is not then prohibited under applicable law and regulation from so delivering.


            c. To the extent that Commercial is prohibited  under applicable law
      or
      regulation, or as a result of administrative or judicial action, from repurchasing the Option in full, Commercial shall immediately so notify Wesbanco and thereafter deliver or cause to be delivered, from time to time, to Wesbanco, as appropriate, the portion of the Repurchase Price which it is no longer prohibited from delivering, within five business days after the date on which Commercial is no longer so prohibited, provided, however, that to the extent that Commercial is at the time and after the expiration of 12 months, so prohibited from delivering to Wesbanco, the Repurchase Price, in full (and Commercial hereby undertakes to use its best efforts to receive all required regulatory and legal approvals as promptly as practicable), Commercial shall deliver to Wesbanco a new Option evidencing the right of Wesbanco to purchase that number of shares of Commercial Common Stock obtained by multiplying the number of shares of Commercial Common Stock for which the Option may at such time be exercised by a fraction, the numerator of which is the Repurchase Price less the portion thereof (if any) theretofore delivered to the Holder and the denominator of which is the Repurchase Price, and Commercial shall have no further obligation to repurchase such new Option; and provided, further, that upon receipt of such notice and until five days thereafter Wesbanco may revoke its notice of repurchase of the Option by written notice to Commercial at its principal office stating that Wesbanco elects to revoke its election to exercise its rights to require Commercial to repurchase the Option, whereupon Commercial will promptly deliver to Wesbanco the Option and Commercial shall have no further obligation to repurchase such Option.


      10. FIRST REFUSAL. If at any time during the eighteen months immediately following the first purchase of shares of Commercial Common Stock pursuant to the Option, Wesbanco shall desire to sell, assign, transfer or otherwise dispose of all or any of the shares of Commercial Common Stock acquired by it pursuant to the Option other than in accordance with the put-back rights in Section 9 hereof, it shall give Commercial written notice of the proposed transaction ("Offeror's Notice"), identifying the proposed transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by Wesbanco to Commercial, which may be accepted within ten business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which Wesbanco is proposing to transfer such shares to a third party. Settlement for any shares purchased by Commercial shall be within 15 business days of the date of the acceptance of the offer and the purchase price shall be paid to Wesbanco in immediately available funds; provided that if prior notification to or approval of any federal or state regulatory authority is required in connection with such purchase, Commercial shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed. In the event of the failure or refusal of Commercial to purchase all of the shares covered by the Offeror's Notice or any applicable regulatory authority shall disapprove Commercial's proposed purchase of such shares, Wesbanco may sell all, but not less than all, of such shares to such third party at no less than the price specified and on terms no more favorable than those set forth in the Offeror's Notice. The requirements of this
Section  9 shall  not  apply to any  disposition  (i) as a result  of



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

which the proposed transferee would own not more than five percent of the then outstanding shares of Commercial Common Stock, (ii) of Commercial Common Stock by a person to which Wesbanco has assigned its rights under the Option in accordance with Section 11(c) hereof or (iii) pursuant to a registration under
Section 7 hereof.


      11.   MISCELLANEOUS.

            a. EXPENSES. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.


            b. ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.


            c. ASSIGNMENT. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party.


            d. NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the addresses provided for in or pursuant to Section 17 of the Merger Agreement.


            e. COUNTERPARTS. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.


            f. SPECIFIC PERFORMANCE. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.


            g. GOVERNING LAW. This Option Agreement shall be governed by and construed in accordance with the laws of the State of West Virginia applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.


      IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.


                                    WESBANCO, INC.


                                     By  Edward M. George
                                        --------------------------------
                                        Its President



                                    COMMERCIAL BANCSHARES,
                                    INCORPORATED

                                     By  Larry G. Johnson
                                        --------------------------------
                                        Its Vice President and Chief
                                            Financial Officer



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